Filed by Atmel Corporation
Pursuant to Rule 425 Under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Atmel Corporation
Commission File Number: 000-19032

FREQUENTLY ASKED QUESTIONS

Microchip Transaction:

Effect on Compensation and Benefits for U.S. Employees

What happens to my employment and compensatory arrangements with Atmel after the closing?

Microchip has agreed to honor each of your employment and compensatory contracts (including retention awards and employment, employment continuation, severance, incentive and change in control agreements) with Atmel, or its subsidiaries, that are in effect immediately prior to the closing of the transaction.

How will my compensation and benefits be affected after the transaction closes?

Microchip has agreed not to reduce your base salary or base wages through December 31, 2016. In addition, Microchip has promised that your aggregate compensation and benefits package for 2016 will be comparable in value to the aggregate value of your pre-closing compensation and benefits package, excluding the value attributed to any pension plans or employee stock purchase plans.

Will I participate in the same Atmel benefit plans following the transaction?

We anticipate that sometime following the closing of the transaction Atmel’s benefits will be transitioned onto Microchip’s benefit plans. The timing of this transition is yet to be determined. Upon the transition to the Microchip benefits plans, you will be immediately eligible to participate in all Microchip plans subject to the eligibility requirements of the Microchip plans. We will work with Microchip to provide you information about the Microchip plans in the near term.

Will I receive service credit for purposes of Microchip’s benefits plans?

Microchip has agreed to provide you with the same service credit that Atmel recognizes for you as of the closing (as if you had provided such services to Microchip), for purposes of eligibility, vesting, and level of benefits in Microchip plans that are comparable to Atmel plans (e.g., health insurance plans, paid time off).

What will happen to my Atmel equity awards after the transaction closes?

RSUs & PRSUs. At the closing of the transaction, Microchip will assume each continuing employee’s then-outstanding and unvested awards of restricted stock units (RSUs) and performance-based restricted stock units (PRSUs), and convert those awards into awards for Microchip common stock with an equivalent value as determined under the definitive agreement. The converted awards will retain the same material terms (e.g., vesting, including any rights you may have to accelerated vesting under the terms of your award, your employment agreement or Atmel’s stock plan) as your Atmel award. In addition, at the closing of the transaction, any vested awards of RSUs and PRSUs (including any portion that vests on the closing of the transaction) for which shares have not yet been issued, will be settled in shares, subject to applicable withholding taxes, and converted into the right to receive the merger consideration for those shares after the closing just like any other Atmel stockholder.

Stock Options. All unvested Atmel stock options that you hold will accelerate and become vested and exercisable in full immediately prior to the closing, subject to your continued service through the closing. We will provide more information to you as we get closer to the closing date on how you may exercise your stock options that are eligible for this accelerated vesting in connection with

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the closing. If you do not exercise your stock options prior to the closing, Atmel will automatically “net exercise” your stock options, which means that the exercise price and applicable withholding taxes will be paid by withholding the appropriate amount of shares otherwise issuable to you on the exercise of your stock options. You will receive merger consideration for the shares you are issued for your options after the closing just like any other Atmel stockholder.

Purchase Rights under the Employee Stock Purchase Plan (ESPP). Atmel expects to continue the ESPP until just before closing. For any offering period under the ESPP that would otherwise be in effect at the closing of the transaction, Atmel will shorten the offering period so that purchases will be made on the 10th business day prior to such closing. All shares of Atmel stock purchased on that purchase date will not be released until the closing and will be treated like all other outstanding shares at the closing. The ESPP will terminate immediately prior to the closing.

How much will I receive for my shares of Atmel stock?

Microchip has agreed to pay, for each share of Atmel common stock, a combination of $7.00 in cash, plus a fraction of a share of Microchip common stock having a value of approximately $1.15; provided however that Microchip will make a cash payment in lieu of issuing a fractional share of its common stock. For more information, please see our filing on Form 8-K from January 19, 2016 at:

http://www.sec.gov/Archives/edgar/data/872448/000157104916010841/t1600178_8k.htm

When is the transaction expected to close?

We expect the transaction to close during the second calendar quarter of 2016, subject to customary closing conditions, regulatory approvals and Atmel stockholder approval. Until then, Atmel and Microchip will continue to operate as independent companies.

Will there be salary adjustments in 2016?

Atmel agreed not to increase salary for any employees before July 1, 2016. We expect Microchip to review compensation arrangements, including salary levels, during the integration process.

Who should I contact if I have questions about the transaction?

If you have any questions, please contact Atmel’s HR department.

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Additional Information

This communication may be deemed to be solicitation material in respect of the proposed merger involving Microchip and Atmel. In connection with the proposed merger, Microchip will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the Microchip common stock to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Microchip and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. The final Proxy Statement/Prospectus will describe the terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote on the adoption of the proposed merger agreement. Any response to the proposed merger should be made only on the basis of the information in the Proxy Statement/Prospectus.

Securityholders of Atmel may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Microchip with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Securityholders of Atmel may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE SECURITYHOLDERS OF ATMEL TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT MICROCHIP OR ATMEL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Atmel or Microchip may file with the SEC in connection with the proposed merger.

Participants in the Solicitation

Atmel, Microchip and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Atmel’s stockholders in connection with the adoption of the merger agreement in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about Microchip’s directors and executive officers is set forth in Microchip’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2015, and its Annual Report on Form 10-K for the fiscal year ended March 31, 2015, which was filed with the SEC on May 27, 2015 and amended on June 8, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from Microchip’s website at www.microchip.com/investorshome.aspx. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Microchip will file with the SEC.

Cautionary Statements Related to Forward-Looking Statements

This communication contains, or may contain, “forward-looking statements” in relation to Atmel and Microchip, as well as other future events and their potential effects on Atmel, Microchip and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to (1) the benefits of the merger, including future financial and operating results of the combined

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company, Microchip’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (2) expected developments in product portfolio, expected revenues, expected operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government expectations and beliefs of the management of Microchip and Atmel; (3) the expansion and growth of Microchip’s or Atmel’s operations; (4) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (5) business and management strategies and the expansion and growth of the combined company’s operations; and (6) the anticipated timings of the Atmel stockholders’ meeting and completion of the proposed merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Atmel’s ability to control or estimate precisely. Those factors include (1) the outcome of any legal proceedings that could be instituted against Atmel or its directors related to the discussions with Microchip, the merger agreements with Dialog or Microchip or any unsolicited proposal; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Microchip; (3) the ability to obtain governmental and regulatory approvals of the proposed merger between Atmel and Microchip; (4) the possibility that the proposed merger between Atmel and Microchip does not close when expected or at all, or that the parties, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (5) the possibility that other competing offers or acquisition proposals will be made; (6) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (7) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (8) the ability to integrate Atmel’s businesses into that of Microchip in a timely and cost-efficient manner; (9) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Microchip in a timely and cost-effective manner; (10) the combined company’s ability to protect intellectual property rights; (11) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (12) dependence on key personnel; (13) the inability to realize the anticipated benefits of acquisitions and restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (14) the development of the markets for Atmel’s and Microchip’s products; (15) risks related to Microchip’s ability to successfully implement its acquisitions strategy; (16) uncertainty as to the future profitability of businesses acquired by Microchip, and delays in the realization of, or the failure to realize, any accretion from any other acquisition transactions by Microchip; (17) the inherent uncertainty associated with financial projections; (18) disruptions in the availability of raw materials; (19) compliance with U.S. and international laws and regulations by the combined company and its distributors; (20) the market price and volatility of Microchip common stock (if the merger is completed); (21) the cyclical nature of the semiconductor industry; (22) an economic downturn in the semiconductor and telecommunications markets; (23) consolidation occurring within the semiconductor industry; (24) general global macroeconomic and geo-political conditions; (25) financial market conditions; (26) business interruptions, natural disasters or terrorist acts; and (27) other risks and uncertainties, including those detailed from time to time in Microchip’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere) and Microchip’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015, which was filed with the SEC on May 27, 2015 and amended on June 8, 2015 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere).

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Neither Atmel nor Microchip can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Atmel nor Microchip nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

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